RICHARDSON & PATEL LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, CA 90024

February 24, 2010

VIA FACSIMILE AND EDGAR

H Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C. 20549

Re:	G Willi Food International Registration Statement on Form F-1 SEC File No. 333-163223

Dear Mr. Owings:

On behalf of G Willi Food International (the "Company"), and in accordance with the undersigned’s discussions with Mr. Scott Anderegg, please be advised that the Company requests the Securities and Exchange Commission (the "Commission"), effective immediately, withdraw the letter requesting acceleration of the effectiveness the Company’s Registration Statement on Form F-1 (File no. 333-163223).  We note that we are not requesting withdrawal of the Registration Statement.  The Company is requesting the withdrawal of the acceleration request because recent modifications to the Exhibit 5.1 legal opinion remain under review by Israeli counsel and could not be finalized in time.  In addition, Company management believes that the fair market value of its securities is higher than the offering price informally discussed by the underwriters.  The Company wishes to delay the acceleration to determine if market conditions improve.

Should you have any questions regarding this letter please call the undersigned at (310) 208-1182 x723.

Very truly yours,

RICHARDSON & PATEL LLP

By:	/s/ Ryan S. Hong
Ryan S. Hong

cc:	Mr. Scott Anderegg, Division of Corporate Finance Mr. Gil Hochboim